John Hancock Funds II

601 Congress Street

Boston, MA 02108

October 11, 2006

Securities and Exchange Commission

Attention: Brion Thompson

100 F Street NE

Washington DC 20549

Re:	John Hancock Funds II (the “Trust”)

Application for Withdrawal of

Post-Effective Amendment No. 9 to the Trust’s Registration Statement

(File Nos. 333-126293/811-21779); (CIK 0001331971)

Dear Mr. Thompson:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Trust hereby submits this application for withdrawal of Post-Effective Amendment No. 9 (the “Amendment”) to its registration statement on Form N-1A together with all exhibits filed therewith (Accession No. 0001010521-06-000665). The Amendment was filed with the Securities and Exchange Commission via EDGAR on August 16, 2006 pursuant to Rule 485(a) under the Act. In accordance with Rule 485(a), the Amendment will become effective on October 30, 2006.

The purpose of the Amendment was to register an additional Trust portfolio, the Mid Cap Equity Fund. The Trust is requesting that the Amendment be withdrawn because shares of the Mid Cap Equity Fund will not be offered for sale. No securities have been issued or sold in connection with the Amendment.

Please direct any questions you may have concerning this application to George Boyd at (617) 663-4204.

Very truly yours,

/s/George Boyd

George Boyd

Assistant Secretary

CC: Mark P. Goshko, Trust Counsel